Date: January 11, 2022

Ronald Alper

Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

Re: Purthanol Resources Ltd.

Form 10-12G

Filed September 29, 2021

File No. 000-33271

In response to your letter dated October 25, 2021, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Purthanol Resources Ltd. (the “Company”). Amendment No. 1 to the Form 10 is being filed concurrently with this letter.

The Company has made certain changes in the Form 10 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s October 25, 2021 letter in italicized text immediately before our response.

General

1.	We note numerous inconsistencies in your disclosure. For example only, we note the following:

• On page 1 you indicate you are a public shell company;

• On page 2 you indicate you were previously invested in the oxygenated bottled water market but that you have not abandoned this business segment;

• On page 3 there is a discussion of the benefits of ethanol fuel and Athenol, an ethanol fuel alternative developed by the company and you indicate that there are two substantial orders for the ethanol fuel alternative without providing the current status of those orders; and

• On page 4 you state that you ceased all operations on November 30, 2015.

Please reconcile these apparent inconsistencies and revise your registration statement throughout to consistently and accurately describe your business. Please refer to Item

101(h) of Regulation S-K for guidance.

Response: We have revised our disclosure to reconcile the inconsistencies outlined in your October 25, 2021 letter.

2.	We note that an amended Form 10-K filed on March 19, 2014 appears to indicate that you had a class of common stock and a class of preferred stock registered pursuant to Section 12(g) of the Exchange Act. Please clarify if you are seeking to register a different class of common stock than what was previously registered. Please also clarify whether the company has filed all reports required to be filed by Sections 12, 13 or 15(d) of the Exchange Act, as applicable. In this respect, we note that it appears that the company filed periodic and annual reports though the period ended November 30, 2013 and a Form 8-K on June 5, 2015. We further note that it recently filed a Form 8-K on September 10,2021. Please address whether the company is a delinquent filer and any impact this may have on your business and securities.

Response: The Company is a delinquent filer. Because the Company is a delinquent filer, this Form 10 filing is the Company’s effort to provide current financial information. The Company is not attempting to register a different class of stock.

Item 13. Financial Statements and Supplementary Data, page 18

3.	Please revise to update the financial statements included in your Form 10 pursuant to Article 8-08 of Regulation S-X.

Response: We acknowledge the financial statements need to be updated in accordance with Article 8-08 of Regulation S-X. Recognizing the need to provide audited financial statements for the year ended November 30, 2021 and upon filing the Company’s future filing of its Form 10-K, we will provide updated audited financials.

4.	Please revise to include an audit report from your independent registered public accounting firm.

Response: The audit report has been provided.

Exhibits

5.	Please file the initial articles of incorporation. See Item 15 of Form 10 and Item 601 of Regulation S-K.

Response: We have included our initial articles of incorporation on this amendment.

Sincerely,

/s/ Leonard Stella

President